                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12(b) and
                   Rule 14d-2(b)  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                           December 4, 2000


                                                           December 4, 2000
Media Contact:      Ed Nicholson
                   (501) 290-4591

Investor Contact:   Louis Gottsponer
                   (501) 290-4826


Tyson Foods, Inc. Offers to Acquire IBP, inc. in Transaction Valued at $4.2
                                  Billion


SPRINGDALE, AR (December 4, 2000) -- Tyson Foods, Inc. (NYSE: TSN) announced today an offer to acquire all outstanding common stock of IBP, inc. (NYSE: IBP) through a part-cash, part-stock transaction. Under the proposal, IBP shareholders will receive $26.00 for each share of IBP common stock, with 50% of the consideration in cash and 50% in Tyson Class A common stock. The proposed transaction would have a total transaction value of approximately $4.2 billion, including the assumption of $1.4 billion of IBP debt. The proposal is not subject to the receipt of financing, as Tyson believes that it can finance the cash portion of the purchase price from readily available sources. The proposal is subject to the negotiation of a definitive merger agreement.

John Tyson, Tyson's Chairman, President and CEO, said "This is a rare point-in-time opportunity to acquire a company that will make us the world's leading marketer of beef and pork, in addition to chicken, and have it be immediately accretive, before synergies, to both our GAAP and cash
earnings.   IBP is a well managed industry leader that has set a course  to
drive  change in their industry just as we have done in ours.   We  believe
our  vast experience in value-added convenience foods and case ready retail
products  can accelerate their progress and insure their success.   We  are
extremely excited about both the domestic and international opportunities the combination of these two great companies affords us."

Tyson proposes to commence a cash tender offer for 50.1% of the outstanding IBP common stock. After conclusion of that tender offer, Tyson would merge with IBP and each remaining share of IBP common stock would be converted into shares of Tyson Class A common stock at a fixed price of $26.00 per IBP share in the event that the average trading price of Tyson's stock during an unspecified period prior to closing is within a range of $12.60 to $15.40, but is subject to a maximum exchange ratio of 2.063 Tyson shares and a minimum exchange ratio of 1.688 Tyson shares per IBP share if Tyson's stock trades outside that range.

Tyson's proposal follows two publicly announced proposals to purchase all of IBP's outstanding common stock. On October 1, 2000, IBP entered into a definitive merger agreement for a leveraged buyout at $22.25 in cash per share by a group comprised of affiliates of Donaldson Lufkin & Jenrette, certain members of IBP senior management, Archer Daniels Midland Company and Booth Creek Partners. On November 12, 2000, Smithfield Foods, Inc. made an unsolicited proposal to the Special Committee of the Board of Directors of IBP for a stock-for-stock merger in which shareholders of IBP would receive a fixed price of $25.00 per share in Smithfield common stock in the event that the average trading price of Smithfield's stock for an unspecified period prior to closing is within a range of $28.46 and $34.79, but is subject to adjustment if Smithfield's stock trades outside that range.

Tyson's proposal represents a 42% premium over the closing price of IBP on September 29, 2000, the last trading day prior to the public announcement of the management buyout, and is higher than all other offers for the company. John Tyson added, "We feel our proposed transaction represents superior value for IBP shareholders, as Tyson is an experienced transaction partner with a strong balance sheet. We envision that the IBP organization will continue to operate its business much as it has in the past, and we are not faced with the problem of having to shut down overlapping production facilities."

"Additionally, our proposal has a far higher degree of certainty for IBP shareholders in that it is unlikely to draw the harsh criticism and likely regulatory scrutiny already being directed towards the Smithfield offer. Given the volatility of today's markets, speed-to-closure is an important consideration."

Tyson has submitted its proposal in a letter to the Chairperson of the Special Committee of IBP's Board of Directors that was appointed to oversee the matter. A copy of that letter is attached to this communication. Tyson has retained Merrill Lynch as its financial advisor for this transaction. Milbank, Tweed, Hadley & McCloy and Kutak Rock will serve as legal advisors to Tyson.

Tyson Foods will hold a conference call today, Monday, December 4, at 9 a.m. CST (10 a.m. EST). The call will be webcast live on the Internet at www.tyson.com/investorrel/conferencecalls.asp. To listen live via telephone, call 800-288-8975. The call will be archived at www.prnewswire.com and www.tyson.com/investorrel within two hours of the conclusion of the call. A telephone replay will be available beginning at 12:30 p.m. today through January 4 at 800-475-6701. The telephone replay access code is 554811.

About Tyson Foods, Inc.

Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

About IBP, inc.

Headquartered in Dakota Dunes, South Dakota, IBP has more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated sales of $14.1 billion in 1999, employs 49,000 people. IBP has four business segments: the IBP Fresh Meats Company, Foodbrands America, Inc., the Consumer Branded Products Group and the IBP International Sales Company.

Forward Looking Statements.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to Tyson's belief that the proposed transaction is expected to be immediately accretive to earnings; the regulatory review and approvals to be triggered by the proposed transaction; the prospects and financial condition of the combined operations of Tyson and IBP; the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises; the intended qualification of the proposed transaction as a tax-free reorganization; and other statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information.

The information in this news release concerning IBP and the proposed transactions by IBP management and Smithfield Foods has been taken from, or is based upon, publicly available information. Although Tyson does not have any information that would indicate that any information contained in this news release that has been taken from such documents is inaccurate or incomplete, Tyson does not take any responsibility for the accuracy or completeness of such information. To date, Tyson has not had access to the books and records of IBP.

MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSAL WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999,
ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

AS OF THE DATE OF THIS PRESS RELEASE, NONE OF THE FOREGOING PARTICIPANTS, INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 5% OF IBP'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN TYSON'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING AND OTHER DOCUMENTS FILED WITH THE SEC, TO THE KNOWLEDGE OF TYSON, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF TYSON HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN TYSON OR IBP.

This press release is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.


December 4, 2000

Special Committee of the Board of Directors of IBP, inc.
800 Stevens Port Drive
Dakota Dunes, South Dakota  57049
Attn: Ms. JoAnn R. Smith, Chairperson


Tyson Foods, Inc. proposes the following transaction with IBP:

     Tyson will acquire all outstanding common stock of IBP in a two-step merger pursuant to a definitive agreement in which IBP stockholders receive cash and Tyson Class A Common Stock valued at $26.00 for each share of IBP common stock. To effect the transaction, Tyson will first commence a cash tender offer for 50.1% of outstanding IBP common stock. After conclusion of the tender offer, Tyson will effect a merger in which each remaining share of IBP common stock will be converted into $26.00 of Tyson Class A Common Stock, subject to a maximum exchange ratio of 2.063 Tyson shares and a minimum exchange ratio of 1.688 Tyson shares per IBP share.

Our proposal provides a 42% premium over the closing price of IBP on September 29, 2000, the last trading day prior to announcement of the Rawhide transaction.

Our transaction is clearly superior to the Smithfield and Rawhide offers for the following reasons:

-    We provide higher absolute value for each IBP share.

-    IBP shareholders will receive one-half of total consideration promptly
     in  cash under the tender offer.    Our proposal is not subject to any
     financing  condition.    The  Smithfield  proposal  contains  no  cash
     consideration and will take significantly longer to complete. The Rawhide proposal offers no equity participation and requires financing.

- Our equity component is compelling. The transaction is instantly accretive to Tyson, before synergies, and offers even stronger cash-flow characteristics. In addition, the combined company will be better positioned in the highly competitive food industry.

- Our proposal avoids significant regulatory risk. As observed in your letter to Smithfield, their proposal will cause strict regulatory
     scrutiny and likely require  significant asset divestiture.   Numerous
     regulators, politicians and farm advocacy groups have already expressed
     opposition to the Smithfield combination.   The  resulting uncertainty
     and expected delay is detrimental to both IBP and the ultimate value to be received by your shareholders.

- Finally, the resulting company will be the world's leading supplier of chicken, beef and pork. We offer complementary products, operations and philosophies, and look forward to working with Bob Peterson and Dick Bond. We will combine these companies only in ways that create strength and do not anticipate any significant reduction in employment levels.

      Our transaction is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code such that the stock portion of consideration would be tax-free to IBP shareholders.

      We expect IBP employee stock options will be converted into Tyson's stock options on a basis consistent with the overall valuation received by IBP stockholders in the second-step merger portion of the transaction.

      This proposal is subject to completion of a quick, confirmatory due diligence review and negotiation of a definitive merger agreement. Tyson is prepared to enter into a confidentiality agreement on terms no less favorable than that offered Smithfield. We attach a signed confidentiality agreement substantially identical to Smithfield's agreement for your review and execution.

Time is of the essence. We ask to commence due diligence as soon as possible and are prepared to begin tomorrow, December 5th. We are also prepared to immediately negotiate a definitive merger agreement, which we anticipate will contain customary terms and conditions for transactions of this kind.

Because this proposal is important to our respective stockholders we are releasing this letter publicly.

I know we can, with your cooperation, close quickly and focus management on creating value. I strongly believe this transaction will benefit all our stockholders. Please call me or our advisors, Merrill Lynch, with any questions.

Sincerely,



John Tyson
Chairman, President and Chief Executive Officer
Tyson Foods, Inc.

cc:  Michael S. Koeneke
     Chairman, Global Mergers and Acquisitions
     Merrill Lynch & Co.
(212) 449-3602